Filed by Akoya Biosciences, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Akoya Biosciences, Inc.

Subject Company: Akoya Biosciences, Inc.

SEC File No.: 001-40344

Date: January 15, 2025

Talking Points and Customer-Facing FAQs

Talking Points for Customer Conversations.

Use the appropriate talking points based on the customer’s specific concerns to address their questions and provide reassurance. Below are key themes to guide your conversations. PLEASE NOTE: It is critically important that you are clear in customer conversations that the merger has not yet closed. Until it does, Akoya and Quanterix remain separate companies conducting their respective businesses independently. The merger is expected to close in Q2 2025. All Q and A should be framed in this way (so the below will be purely forward looking):

•	Customer Reassurance
"This merger is designed to strengthen, not disrupt, your experience. Following the closing of the merger, you’ll continue to receive the same high-quality products, services, and support you’ve come to expect, with even greater opportunities for innovation and collaboration."

•	Expanded Capabilities
"The combination of Akoya’s spatial biology capabilities and Quanterix’s ultra-sensitive biomarker detection will create an unmatched ability to detect and monitor disease progression from tissue to blood, empowering you to accelerate breakthroughs in your work.”

•	Focus on Innovation
"This merger will amplify our commitment to delivering cutting-edge solutions tailored to the unique needs of researchers and clinicians in high-growth areas like oncology, neurology, and immunology."

•	Path to Growth
"With enhanced resources and expertise, following the merger, we will be better positioned to invest in R&D, expand service offerings, and drive advancements in biomarker discovery, benefiting both current and future customer needs."

•	Strategic Advantage
"By combining our strengths, we will be setting a new standard in biomarker research, offering an integrated solution that enables earlier disease detection, deeper insights, and improved patient outcomes."

•	Unwavering Commitment
"Our primary goal remains your success. This merger is a step forward in providing more comprehensive solutions, ensuring we remain your trusted partner in biomarker discovery and diagnostics."

Customer-Facing FAQs

General Information

•	How will the merger with Quanterix enhance the customer experience?
Akoya’s merger with Quanterix, once closed, will bring together complementary technologies to deliver an integrated solution for biomarker discovery. This partnership will enhance Akoya’s ability to scale, innovate, and offer even greater value to its customers by combining tissue-based spatial biology with ultra-sensitive biomarker detection.

Talking Points and Customer-Facing FAQs

•	What happens to Akoya after the merger?
Immediately following the merger Akoya will be a wholly owned subsidiary of Quanterix. Akoya’s technologies, expertise, and customer relationships will remain integral to the combined company’s operations and future innovations.

•	Will the Akoya brand name still be used?
We are still in the very early phases of planning. Decisions around branding will be addressed following the close of the merger during the integration process.

•	How will Akoya’s mission and focus be preserved within Quanterix?
Akoya’s mission to advance spatial biology and support researchers in oncology and immunology aligns closely with Quanterix’s goals. The merger will strengthen this focus by providing additional resources and technologies to drive innovation and customer success.

•	Tell me more about Quanterix.
Quanterix is a leader in ultra-sensitive biomarker detection, particularly in blood-based assays. Their technology will complement Akoya’s tissue-based spatial biology solutions, creating a seamless platform for tracking biomarkers from tissue to blood.

Customer Impact

•	Will my current Akoya products or services be affected?
There will be no immediate changes to your current Akoya products or services. Post closing, we believe the merger will enhance your experience by offering expanded solutions and support.

•	Will contracts with Akoya still be valid?
The merger will have no legal effect on any existing contracts, warranties, and service agreements with Akoya.

•	Will there be changes in pricing?
No immediate changes are planned. Any future pricing changes will be pro-actively communicated to you by the sales representative.

•	What if I have ongoing projects or services with Akoya?
All ongoing projects and services will continue as planned. We are committed to ensuring a seamless transition following the closing of the merger, without disrupting your work.

•	Will there be changes to how I place orders or receive support?
No immediate changes are planned. You can continue using the same channels for orders and support until further notice.

•	Will you continue to support Akoya’s existing platforms?
Yes, Akoya’s platforms will continue to be supported, ensuring continuity and reliability for our customers.

•	Will Akoya’s CLIA-certified lab services still be available?
Yes, prior to completion of the merger, Akoya’s CLIA-certified lab services will continue to operate. Over time, following the closing of the merger, these services may be expanded to incorporate new capabilities from Quanterix’s technology portfolio.

•	Will I need to change how I interact with Akoya’s teams?
Your existing points of contact and support teams remain the same for now. Over time, following completion of the merger, you may see communications and interactions transition to Quanterix branding, but the high-quality support you rely on will continue uninterrupted.

Talking Points and Customer-Facing FAQs

Financial and Market Position

•	How does this merger benefit the long-term stability of the company?
We anticipate that the combined company will be well-capitalized and well-positioned to invest in growth initiatives, innovation, and expanded customer solutions.

Integration and Future Outlook

•	How will this merger benefit Akoya’s customers in the long term?
Once the merger is closed, long-term benefits will include access to a broader range of technologies, faster innovation cycles, and solutions tailored to your needs in oncology, neurology, and immunology research.

•	What new markets or applications will Akoya customers gain access to?
Following the closing of the merger, Akoya customers will gain access to Quanterix’s expertise in ultra-sensitive liquid biopsy applications, opening opportunities in neurology, immunology, and clinical diagnostics.

•	How will the combined company ensure seamless support during the post-closing integration process?
Following the closing of the merger, the integration will be carefully managed to ensure minimal disruption to customer support, product availability, or ongoing projects. Customers can expect the same high level of service throughout the transition.

•	What can Akoya customers expect next?
Following the closing of the merger, customers can expect exciting announcements about new product developments, enhanced workflows, and broader application support. Updates will be shared regularly through newsletters, webinars, and direct communication with your account teams.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Quanterix will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Quanterix and Akoya and a prospectus of Quanterix (the “joint proxy statement/prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED TRANSACTION.  A definitive copy of the joint proxy statement/prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, 100 Campus Drive, 6th Floor, ATTN: Chief Legal Officer, Marlborough, MA 01752.

Talking Points and Customer-Facing FAQs

PARTICIPANTS IN THE SOLICITATION

Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the proposed transaction. Information about Quanterix’s directors and executive officers is available in Quanterix’s proxy statement dated April 15, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Quanterix and Akoya, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Talking Points and Customer-Facing FAQs

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on, among other things, projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.  Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Quanterix and Akoya; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the possibility that the anticipated benefits and synergies of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the proposed transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; changes in Quanterix’s share price before the closing of the proposed transaction; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the proposed transaction; and other factors that may affect future results of Quanterix, Akoya and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in Quanterix’s Annual Report on Form 10-K for the year ended December 31, 2023, as amended, Akoya’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.